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                             December 21, 2023

       Shan-Nen Bong
       Chief Financial Officer
       Aurora Mobile Limited
       14/F, China Certification and Inspection Building
       No. 6, Keji South 12th Road , Nanshan District
       Shenzhen, Guangdong 518057
       People   s Republic of China

                                                        Re: Aurora Mobile
Limited
                                                            Form 20-F filed on
April 18, 2023
                                                            Response letter
dated November 29, 2023
                                                            File No. 001-38587

       Dear Shan-Nen Bong:

              We have reviewed your November 29, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29,
       2023 letter.

       Response letter dated November 29, 2023

       Risks related to our business and industry, page F-16

   1. In response to the proposed risk factor from the Company, we have the following comments:
                                                            In the first
paragraph after the risk factor heading, please strike the beginning of the sentence which
states:    We are not an    investment company      . Please revise the
                                                             sentence to be a
statement of intent or belief, rather than a conclusionary statement.
                                                            In the second
paragraph, please strike the following sentence:    As a foreign private
                                                             issuer, we would
not be eligible to register under the Investment Company Act unless the SEC issued an
order permitting us to do so.
 Shan-Nen Bong
Aurora Mobile Limited
December 21, 2023
Page 2
                In the third sentence of the second paragraph, please strike the reference to obtaining exemptive relief from the SEC.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameShan-Nen Bong                                 Sincerely,
Comapany NameAurora Mobile Limited
                                                                Division of
Corporation Finance
December 21, 2023 Page 2                                        Office of
Technology
FirstName LastName